Exhibit 99.8
HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.
c/o Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
March 12, 2007

By Hand Delivery and Telecopy	By Federal Express and Telecopy

Loral Space & Communications, Inc.	Loral Space & Communications, Inc.
c/o CT Corporation System	600 Third Avenue
1209 Orange Street	New York, NY 10016
Wilmington, DE 19801
ATTN: Michael B. Targoff
          Re: Demand to Inspect Books and Records
Dear Mr. Targoff:
          Highland Crusader Offshore Partners, L.P. (“Stockholder”), is the beneficial owner of 981,879 shares of Common Stock of Loral Space & Communications, Inc., a Delaware corporation (the “Company” or “Loral”), representing approximately 5% of the Company’s currently issued and outstanding common stock. Attached hereto as Exhibit “A” is documentary evidence of Stockholder’s ownership and such documentary evidence is a true and correct copy of what it purports to be.
          This demand seeks to inspect books and records of the Company pursuant to Section 220(b) of the Delaware General Corporation Law (the “DGCL”). Stockholder’s purposes for seeking the inspection are as follows:
          (i) to investigate possible mismanagement, breaches of fiduciary duty, corporate waste, and improper influence and conduct with respect to the negotiation, execution, and approval of a Securities Purchase Agreement announced by Loral on October 17, 2006 (the “Original SPA”), which granted Loral’s controlling stockholder, MHR Fund Management LLC (“MHR”), the exclusive right to purchase from Loral shares of two newly created series of convertible preferred stock (the “Preferred Stock”) for $300,000,098;
          (ii) to investigate possible mismanagement, breaches of fiduciary duty, corporate waste, and improper influence and conduct with respect to the purported reconsideration of the Original SPA and the negotiation, execution and approval of a revised Securities Purchase Agreement announced by Loral on February 26, 2007 (the “Revised SPA”), together with the issuance of the shares of Preferred Stock to MHR (collectively, and together with the Original SPA, the “Transaction”);

Loral Space & Communications, Inc.
March 12, 2007

          (iii) to utilize the information obtained through the inspection of the Company’s books and records to evaluate possible litigation or other corrective measures with respect to certain or all of these matters;
          (iv) to communicate with other stockholders regarding matters relating to their interests as stockholders, so that stockholders may effectively address any mismanagement or improper conduct, including, without limitation, through litigation or by considering changes to the composition of the Loral board of directors (the “Board”); and
          (v) to value Stockholder’s shares in Loral as of the date of the Original SPA, the Revised SPA, and the issuance of the Preferred Stock.
          Each of these purposes is a proper purpose under Delaware law that is reasonably related to Stockholder’s interest as a stockholder of the Company.
          With respect to its purpose of investigating potential wrongdoing, Stockholder summarizes its credible bases to suspect wrongdoing as follows:
•	The Transaction appears on its face to be a sweetheart deal for MHR.
o	The Transaction does not appear to have been the result of competitive bidding.

o	The conversion price under the Original SPA was set at only 12% above the ten-current market price and below the intrinsic value of Loral established by the bankruptcy court only 18 months before.

o	The conversion price under the Original SPA appears to have been “spring-loaded,” in that shortly after the announcement of the Original SPA, Loral announced a series of positive and material business developments that caused its stock price to increase from approximately $27 per share to more than $51 per share. Had the Original SPA not been entered into, the share price presumably would have risen even higher.

o	After the announcement of the Original SPA, the Board was presented with an alternative proposal which on its face stated that it would be more favorable to Loral; however, it appears that the Board did not pursue or meaningfully consider the alternative proposal.

o	After the announcement of the Original SPA, after receipt of at least one additional superior financing proposal, and after the Transaction encountered regulatory difficulties as originally structured, Loral did not negotiate better terms for the Transaction. In particular, the conversion price was not altered such that at the time the Preferred Stock was issued, the market price of Loral’s common stock was over $50.00 per share, significantly exceeding the conversion price of $30.15 per share.
•	The terms of the Transaction are unfair and oppressive to Loral and its non-participating stockholders.

Loral Space & Communications, Inc.
March 12, 2007

o	The Transaction provides for the issuance of shares to MHR representing approximately 50% of Loral’s current equity. As a result of the Transaction, MHR has the opportunity to increase its equity stake from approximately 35.9% to approximately 56% of Loral’s outstanding stock.

o	The Transaction gives MHR significant class voting rights that provide MHR with stockholder level veto power over numerous types of transactions, including operational decisions.

o	The Transaction guarantees MHR a dividend return of 7.5% per annum, paid in PIK shares over the next 5.5 years, giving MHR additional equity in the Company.

o	The Transaction provides for an unjustifiably outsized return to MHR in the event of a change in control.

o	MHR receives a $6.75 million “placement fee” in connection with the Transaction.

o	Loral had no need to accept an insider transaction carrying such unfair and onerous terms. The Company has ample cash currently available, no identified need for the $300 million capital infusion obtained through the Transaction, and no identified exigency that would force Loral to agree to such a deal. Indeed, as of September 30, 2006, Loral had $321 million in cash and short-term investments that Loral has said will be used primarily for funding its current satellite build (Telstar 11N), working capital associated with the revenue growth at SS/L, and facility upgrades and capacity increases at SS/L.

o	On November 13, 2006, Loral filed with the SEC a universal shelf registration statement on Form S-3 covering the offer and sale by Loral of up to $500 million of securities which may include debt securities, common stock, preferred stock, warrants and subscription rights. Loral had no need to pursue a preferential insider transaction at the same time it planned to pursue lower cost and readily available debt and equity capital through the highly liquid public markets.
•	The Transaction entrenches current directors by (i) providing that MHR will cause certain shares received in the Transaction and any common shares into which they convert to be voted as the Board recommends in the election and removal of directors, and (ii) causing a change in the composition of the Board to be treated as a change of control under the Transaction documents, thereby triggering punitive financial consequences for Loral and disproportionate financial rewards for MHR.

•	The Transaction was with Loral’s controlling stockholder. Loral has disclosed publicly that MHR is its controlling stockholder. Loral also has disclosed publicly that in addition to its status as Loral’s controlling stockholder, MHR exercises significant influence over Loral’s operating subsidiary, Loral Skynet.

Loral Space & Communications, Inc.
March 12, 2007

•	Loral’s Board does not have a majority of directors that are independent and disinterested with respect to transactions involving MHR. Three of Loral’s eight directors are affiliated with MHR, including the non-executive vice chairman of the Board. In light of the influence and control over Loral exercised by MHR, Loral’s CEO is beholden to MHR and is not disinterested or independent with respect to matters affecting MHR. Yet another director, Dean Olmstead, is described as a “consultant” to Loral, without any disclosure of the nature of his consultancy or the size of the payments.
           Pursuant to Section 220(b) of the DGCL, Stockholder hereby demands, under oath, that it and its attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect the following books and records and to make copies or extracts therefrom:
1.	Selected Books and Records relating to the origins, timing, reasons for, and negotiation of the Transaction.

2.	Selected Books and Records concerning the independence and/or disinterestedness of the members of the Board and Loral’s named executive officers in connection with the Transaction.

3.	The resolution establishing the Special Committee of the Board that considered the Transaction (the “Special Committee”) and Selected Books and Records relating to the formation of the Special Committee, the selection of its members, and the selection of its advisors.

4.	Minutes of any meeting of the Board or the Special Committee, any notes, recordings, or memorializations of any such meetings, and any actual or proposed actions by unanimous written consent which either (i) relate to the Transaction or (ii) otherwise occurred during the period from August 1, 2006 through March 1, 2007.

5.	Books and records considered or relied on by the Special Committee of the Board in approving the Transaction.

6.	The information and projections provided by Loral to North Point Advisors, LLC in connection with its fairness opinion on the Transaction.

7.	The fairness opinion prepared by North Point and any presentations, valuations or analyses prepared by North Point and presented to the Special Committee in connection with rendering its fairness opinion.

8.	Selected Books and Records reflecting any past or prospective engagements by North Point for Loral or MHR or otherwise concerning the independence and disinterestedness of North Point, including but not limited to North Point’s compensation in connection with the Transaction.

9.	Selected Books and Records reflecting the amounts paid to Deutsche Bank Securities, Inc., Stroock & Stroock & Lavan LLP, and Richards, Layton & Finger, P.A. in connection with the Transaction, the reasons for Loral agreeing to make and making the payments, and books and records reflecting any past engagements by Deutsche Bank

Loral Space & Communications, Inc.
March 12, 2007

Securities, Inc., Stroock & Stroock & Lavan LLP, and Richards, Layton & Finger, P.A. for Loral.

10.	Selected Books and Records reflecting the knowledge of the Board, the Special Committee, MHR, or any Loral named executive officer of any of the following subsequently announced events or Loral’s plans with respect to those events at the time the Original SPA was proposed, negotiated, and approved:
a.	Loral’s successful delivery of the WildBlue-1 satellite to the Arianespace spaceport in Kourou, French Guiana, as announced on November 9, 2006.

b.	The positive financial results for its third quarter, as announced on November 13, 2006, including
i.	That revenue for the third quarter of 2006 rose 42 percent to $227 million, compared to revenue of $160 million last year, and that for the first nine months of 2006, revenue was $592 million, an increase of 38 percent over the $429 million reported in the same period in 2005.

ii.	That adjusted EBITDA for the third quarter of 2006 was $36.1 million, compared to $9.9 million last year, and that for the first nine months of 2006, Adjusted EBITDA was $63.8 million versus $25.4 million in the same period in 2005.

iii.	That the Company’s consolidated backlog at the end of the third quarter of 2006 totaled approximately $1.359 billion.
c.	The positive views of Loral’s business as expressed by Mr. Targoff on November 13, 2006: “Our overall business execution has been excellent. Space Systems/Loral’s vigorous pursuit of opportunities in the commercial satellite manufacturing industry has resulted in the capture of five satellite awards this year. In addition, four satellites have been delivered to customers thus far and another is scheduled for delivery in December. We believe that both short- and long-term opportunities for SS/L continue to evidence the recovery of the satellite manufacturing industry. On the fixed satellite services side, the transponders in Loral Skynet’s fleet are operating at 74 percent capacity and we foresee continued steady results from our core transponder leasing business.”

d.	Loral’s plan to acquire 100 percent of the stock of Telesat Canada through a joint venture, as announced on December 18, 2006.

e.	The award of a contract to manufacture Nimiq 5 for Telesat Canada, as announced by Loral on January 4, 2007.

f.	The award of a contract to deliver a high-power satellite to ProtoStar Ltd., as announced by Loral on January 5, 2007.

Loral Space & Communications, Inc.
March 12, 2007

g.	The award of a contract to manufacture Intelsat 14 for Intelsat Corporation, as announced by Loral on January 19, 2007.

h.	The award of a contract to manufacture a new direct broadcast satellite (DBS) for EchoStar Orbital Corporation II, a subsidiary of EchoStar Communications Corporation, as announced by Loral on January 24, 2007.

i.	A verdict of $51 million against Rainbow DBS Holdings, Inc., a subsidiary of Cablevision Systems Corporation, as announced by Loral on January 24, 2007.

j.	The award of any additional contracts to manufacture satellites or the successful achievement of milestones between October 17, 2006 and February 26, 2007.
          In requesting documents, the Stockholder is inherently hampered by the fact that the Stockholder does not and cannot know what specific documents exist or how they are maintained. Nevertheless, in an effort to limit the burden on the Company, the Stockholder is primarily requesting only Selected Books and Records. For purposes of the foregoing requests, the term “Selected Books and Records” means books and records supplied to, prepared, reviewed, or possessed by a Loral director or named executive officer (each, a “Custodian”).
          Stockholder will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.
          Stockholder hereby designates and authorizes Abrams & Laster LLP, and any persons designated by Abrams & Laster LLP, acting singly or in any combination, to conduct the inspection and copying herein requested. Please advise Kevin G. Abrams at (302) 778-1000 as to the time and place when the requested information will be made available in accordance with this demand. Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five (5) business days.
          If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify Stockholder immediately in writing care of Highland Capital Management, L.P., Attention: General Counsel, Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, Facsimile: (972) 628-4147, with a copy to Kevin G. Abrams, Abrams & Laster, LLP, Facsimile: (302) 778-1001, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Stockholder will assume that the Company agrees that this request complies in all respects with the requirements of the DGCL and that the Company will immediately produce all of the requested books and records. Stockholder reserves the right to withdraw or modify this request.
          Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter in the space provided below and returning the same to the undersigned in the enclosed envelope.
[Signature page follows]

Very truly yours,

HIGHLAND CRUSADER OFFSHORE
PARTNERS, L.P.

By:	Highland Crusader Fund GP, L.P., its
general partner

By:	Highland Crusader Fund GP, LLC, its
general partner

By:	/s/ Niles Chura

Niles Chura, Secretary

Receipt Acknowledged.
Loral Space & Communications, Inc.

By:

Name:

Title:

Date:

Exhibit “A”

STATE OF VIRGINIA COUNTY OF FAIRFAX	§ § § § §
          Niles Chura, having been first duly sworn, deposes and says that he is Secretary of Highland Crusader Fund GP, LLC, the general partner of Highland Crusader Fund GP, L.P., which is the general partner of Highland Crusader Offshore Partners, L.P., that he is authorized to execute the foregoing demand for inspection pursuant to Section 220 of the Delaware General Corporation Law and to make the demand designations, authorizations and representations contained therein, and that the facts and statements contained in the foregoing demand for inspection are true and correct.

/s/ Niles Chura
Niles Chura

SWORN TO AND SUBSCRIBED before me
this 12th day of March, 2007.

/s/ Mac Luis Via-Daens
Notary Public